Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES CONSUMMATION OF THE
SALE OF THE ARENA SHOPPING CENTER IN HERZLIA, ISRAEL

Tel-Aviv, Israel, July 2, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its wholly owned subsidiaries Elscint Ltd. and E.L.S Trust Ltd. have consumated the transaction for the sale of the "Arena" Shopping and Entertainment Center, located at the Herzlia Marina in Israel (“Arena Center”) with Israel Financial Levers Ltd. (TASE) (“Israel Financial Levers”), pursuant to which Israel Financial Levers has acquired the entire rights in and to the Arena Center in consideration for NIS 538 million.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005,  filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com